Exhibit 99.1

SolarBank Updates Continuous Disclosure

Toronto, Ontario, April 22, 2025 — SolarBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: GY2) (“SolarBank” or the “Company”) announced today that it has refiled its Audited Consolidated Annual Financial Statements for the year ended June 30, 2024 as initially filed on September 30, 2024 (the “2024 Financial Statements”), solely to include, immediately following the report of the Company’s independent auditor, ZH CPA, LLC, the report of the Company’s predecessor independent auditor, MSLL CPA LLP. No other changes have been made to the 2024 Financial Statements. This refiling has been made at the request of Ontario Securities Commission Staff in connection with a prospectus review.

About SolarBank Corporation

To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng, Chief Development Officer

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559